Exhibit 99.1

QIWI Provides Update on Corporate Restructuring

NICOSIA, CYPRUS – June 30, 2023 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today commented on the status of its corporate restructuring plan (“Plan”).

According to the Plan, the Company contemplated to separate Russian and international parts of the group by the end of June 2023.

Consolidation of Russian assets

The Company has executed all legally binding documents for transactions related to the transfer of Russian assets out of its control, and completed the consolidation of practically all Russian-based assets under JSC QIWI:

•	ROWI Group of companies, including Factoring Plus LLC and ROWI Tech LLC

•	RealWeb Group of companies, including Managing Company RealWeb Ltd[1], IA RealWeb Ltd, Sfera LLC, Centra Ltd, Fusion Tech Ltd, De Vision Ltd, Vailmobail LLC, Konversiya LLC, Data Go LLC, Epic Growth LLC

•	Billing Online Solutions LLC

•	QIWI Finance LLC

•	FreeAtLast LLC

•	QIWI Lab LLC

•	QIWI Technologies LLC

•	QIWI Payments LLC

•	Rocket Universe LLC

•	MFC Polet Finance LLC[2].

As a result, as of the day of this press release the Company has indirect control over all of its Russian assets via JSC QIWI. In accordance with the Plan, the Company plans to completely divest itself of such Russian assets by August 30, 2023.

Formation of International perimeter

An international perimeter of QIWI plc has been formed in connection with which the Kazakhstan business has been transferred from JSC QIWI to QIWI plc.

The Company has successfully completed another milestone of the restructuring process. We will duly inform the market on further developments.

About QIWI plc.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, digital marketing, and several other projects.

For the FY 2022 QIWI had revenue of RUB 51.5 billion and an Adjusted EBITDA of RUB 19.8 billion. QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI).

1 Completion of the transfer of Managing Company RealWeb Ltd from QIWI PLC to JSC QIWI is awaiting technical registration.

2 Completion of the transfer of MFC Polet Finance LLC from QIWI PLC to JSC QIWI is subject to mandatory prior regulatory approval. Valuation of MFC “Polet Finance” LLC in total estimate of Russian assets is less than 0.5% and considered to be insignificant both for the Russian and revised International perimeters.

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected development of the restructuring plan, its timing and others. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions in each country of our presence, growth in each of our markets, competition, the introduction of new products and services and their acceptance by consumers, regulatory approvals in connection with the implementation of the Plan, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.